FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 28, 2004

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press Release entitled, “ABN AMRO reports first quarter 2004 results: Increase in net profit for the eighth consecutive quarter”, dated April 28, 2004.
2.	Consolidated Ratio of Earnings to Fixed Charges.
3.	Press Release entitled, “ABN AMRO announces further details regarding cancellation of preference shares”, dated April 28, 2004.
4.	Press Release entitled, “ABN AMRO selects United Overseas Bank for its 80.77% stake in Bank of Asia ”, dated April 25, 2004.

The information contained in this report is incorporated by reference into Registration Statements file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: April 28 , 2004	By:	/s/ T de Swaan

		Name:	Drs T de Swaan
		Title:	Member of the Managing Board

	By:	/s/ H. Duijn

		Name:	Mr H. Duijn
		Title:	Secretary Managing Board

Item 1

Please note today’s separate press release on further V details regarding cancellation of preference shares

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on internet: www.abnamro.com

Amsterdam, 28 April 2004

ABN AMRO reports first quarter 2004 results:
Increase in net profit for the eighth consecutive quarter

First quarter 2004 performance (compared to the first quarter of 2003)
➢  Revenues up (+5.4%) despite mortgage slowdown
➢  Operating expenses up (+2.7%)
➢  Operating result higher (+11.0%) due to revenue growth
➢  Net profit up (+35.4%)
➢  Strong improvement of the contribution of Private Clients to the Group

First quarter 2004 performance (compared to the fourth quarter of 2003)
➢  Improved operating result (+4.1%) due to good cost discipline
➢  Efficiency ratio improved 2 percentage points to 66.6%
➢  Net profit up (+9.0%)
➢  WCS exceeds net profit target
➢  Integration of Sudameris according to plan

Chairman's Statement
“The Group’s first quarter results were strong. Higher revenues from Wholesale Clients as well as New Growth Markets, Private Clients and Asset Management offset lower mortgage revenues as compared to the first quarter of last year. This shows once again the strength of our business mix. We therefore confirm our outlook that 2004 will be better than 2003, with a continuing improvement in our operating performance and net profit.

Last week, we announced the sale of LeasePlan Corporation. This reflects our ongoing efforts to streamline and focus our activities, by disposing of non-core assets and by allocating capital to those businesses and activities, which create the highest value. It is the intention to neutralise the dilutive effect of the stock dividend. For 2004, this will be dependent on the further strengthening of our capital ratios consequent to the closing of the sale of LeasePlan Corporation.”

Key figures Group results first quarter 2004

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	% change*	Q1 2003	% change	% change*

Operating result	1,590	1,528	4.1	6.2	1,432	11.0	14.5
Provisioning for loan losses	195	323	(39.6)	(38.7)	343	(43.1)	(42.3)
Operating profit before taxes	1,397	1,201	16.3	18.8	1,079	29.5	33.7
Net profit	934	857	9.0	12.4	690	35.4	38.7
Earnings per share ( in euros)	0.56	0.52	7.7		0.43	30.2

Efficiency ratio	66.6%	68.6%			68.3%

(* At constant forex rates)
	31 Mar 04	31 Dec 03	% change		31 Mar 03	% change

(in billions of euros)
Total assets	639.9	560.4	14.2		597.1	7.2
Group capital	34.4	31.8	8.2		30.8	11.7
Risk-weighted assets	237.0	223.8	5.9		233.0	1.7

BIS tier 1 ratio	8.27%	8.15%			7.40%
BIS capital ratio	11.62%	11.73%			11.03%

ABN AMRO GROUP

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	% change*	Q1 2003	% change	% change*

Net interest revenue	2,384	2,515	(5.2)	(3.9)	2,240	6.4	10.7
Revenue from securities and participations	161	52			139	15.8	17.3
Net commissions	1,157	1,246	(7.1)	(6.3)	1,020	13.4	18.0
Results from financial transactions	652	535	21.9	23.6	446	46.2	44.4
Other revenue	405	513	(21.1)	(19.9)	672	(39.7)	(35.9)

Total revenue	4,759	4,861	(2.1)	(0.9)	4,517	5.4	8.9
Operating expenses	3,169	3,333	(4.9)	(4.2)	3,085	2.7	6.4

Operating result	1,590	1,528	4.1	6.2	1,432	11.0	14.5

Efficiency ratio	66.6%	68.6%			68.3%

(* At constant forex rates)

The performance of the Group in the first quarter of 2004 was strong. Compared to the first quarter of last year, the operating result increased by 11.0%. This improvement was driven by revenue growth in combination with good cost control. Net profit went up by 35.4% as a result of significantly lower provisioning. Quarter-on-quarter, the net profit went up by 9.0%, influenced by the sale of our stake in Bank Austria (EUR 115 mln) and the exceptional losses associated with our participations in Italy (- EUR 35 mln).

Overall revenues for the Group were up by 5.4% relative to the same period in 2003. At constant exchange rates, the increase in revenues was 8.9%. This growth has mainly been organic, as the gain on the sale of our stake in Bank Austria in the first quarter of 2004 was offset by the gain on the sale of the insurance business to Delta Lloyd in the first quarter of 2003. The organic revenue growth, which more than offset the decline in mortgage revenues in the Business Unit North America (BU NA), was primarily driven by the Wholesale Client SBU (WCS) and to a lesser extent, by the BUs New Growth Markets (BU NGM), Private Clients and Asset Management. Compared to the previous quarter, revenues were slightly down. In terms of the various revenue lines, higher net interest revenue in the BU Brazil and in the Corporate Centre did not fully offset the EUR 120 mln securitisation revenue booked in the BU Netherlands (BU NL) in the preceding quarter. Furthermore, net interest revenue was down in WCS. Revenues from securities and participations increased due to the gain booked in the Corporate Centre on the sale of our stake in Bank Austria and despite the EUR 35 mln loss booked on the participations in Italy. Net commission income came down due to lower commissions in WCS as a result of the relatively high commission income in the BU Financial Markets (BU FM) and in the BU Corporate Finance in the preceding quarter. This was partly offset by higher commission income in the BU NL, the BU NGM and the BU Private Clients. The results from financial transactions went up by 21.9%, primarily in WCS. This increase was the outcome of a significant improvement of the results of the BU Equities and the BU FM. The decline in other revenue was caused by the sale of the Prime and Professional brokerages in the fourth quarter of last year and, to a lesser extent, by the decrease of mortgage banking revenues in the BU NA.

As a result of higher bonus accruals in WCS and the integration of Banco Sudameris, operating expenses were up by 2.7% compared to the first quarter of 2003. Quarter-on-quarter, operating expenses came down by 4.9% due to lower costs in WCS, the BU NL and the BU NA. With cost control remaining a key focus of the Group, operating expenses were either lower or flat in all business units with the exception of the BU Private Clients and Corporate Centre. Initiatives which should lead to additional cost synergies, operational efficiency and improved client satisfaction are being developed by Group Shared Services (GSS). More information on these initiatives will be communicated with the second quarter results.

Consequently, the operating result went up by 11.0% compared to the first quarter of last year, primarily due to the increases in the BU Private Clients, the BU NGM and the Corporate Centre. The operating result increased by 4.1% quarter-on-quarter. The efficiency ratio improved 2.0 percentage points quarter-on-quarter from 68.6% to 66.6%.

Provisioning was 43.1% lower compared to the first quarter of last year. This was mainly the result of lower provisions in WCS, negatively impacted in the first quarter of 2003 by adverse developments in the Utilities sector in the United States. Compared to the fourth quarter of 2003, the decline was 39.6%. The decrease was again the result of lower provisioning in WCS, as fourth quarter results included an additional provision for Parmalat, and due to recoveries in the commercial portfolio of the BU NA.

The effective tax rate for the first quarter was 5.86 percentage points higher compared to the fourth quarter. The increase in the effective tax rate was mainly due to WCS, as a result of tax reliefs in several jurisdictions in the previous quarter as well as lower tax-exempt private equity contributions.

For the quarter ended 31 March 2004, Risk-Weighted Assets (RWA) increased by EUR 13.2 bln, almost entirely due to increases in WCS and in the BU NA. The increase in WCS was the result of the termination of two securitisation vehicles, the impact of currency variations and the growth in loans. The increase in the BU NA was caused in part by foreign exchange effects and in part by volume increases in the loan book and in guarantees.

Tier 1 ratio for the quarter ended 12 basis points higher at 8.27% compared to the previous quarter. The Core Tier 1 ratio remained unchanged at 5.91%. The total BIS ratio for the quarter was at 11.62%, a decline of 11 basis points compared to 31 December 2003. We maintain our targets of a Tier 1 ratio of a minimum of 8.25% and a Core Tier 1 ratio of at least 6% by the end of 2004.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	% change*	Q1 2003	% change	% change*

Net interest revenue	1,716	1,828	(6.1)	(4.5)	1,611	6.5	11.0
Net commissions	434	392	10.7	12.5	372	16.7	23.4
Results from financial transactions	35	54	(35.2)	(33.3)	78	(55.1)	(48.7)
Other revenue	301	327	(8.0)	(6.1)	662	(54.5)	(50.5)

Total revenue	2,486	2,601	(4.4)	(2.8)	2,723	(8.7)	(3.9)
Operating expenses	1,602	1,733	(7.6)	(6.1)	1,568	2.2	6.7

Operating result	884	868	1.8	3.9	1,155	(23.5)	(18.4)
Provisioning for loan losses	160	214	(25.2)	(23.8)	180	(11.1)	(10.0)
Value adjustments financial fixed assets	(1)	0			2

Operating profit before taxes	725	654	10.9	13.1	973	(25.5)	(19.6)
Taxes	216	169	27.8	30.2	314	(31.2)	(24.5)

Profit after taxes	509	485	4.9	7.2	659	(22.8)	(17.3)
Minority interests	16	11	45.5	54.5	6

Net profit	493	474	4.0	6.1	653	(24.5)	(18.8)

Efficiency ratio	64.4%	66.6%			57.6%

(* At constant forex rates)

	31 Mar 04	31 Dec 03	% change		31 Mar 03	% change

Staff (fte)	75,817	77,369	(2.0)		69,913	8.4
(in billions of euros)
Total assets	225.9	220.9	2.3		229.2	(1.4)
Risk-weighted assets	146.0	141.4	3.3		142.0	2.8

Please note that from the first quarter of 2004, the results of the participations in Capitalia, BAPV and K&H Bank are being recorded in the Corporate Centre. The figures for the first quarter of 2003 and the fourth quarter of 2003 have been adjusted in the tables above to facilitate comparisons.

Relative to the first quarter of 2003, the operating result of the Consumer and Commercial Clients SBU (C&CC) decreased by 23.5% to EUR 884 mln. As such, this decrease was due to a 8.7% decline in revenues and a 2.2% increase in operating expenses. The first quarter results of 2003 included a EUR 111 mln net gain on the sale of the insurance activities in the Netherlands. Adjusted for this gain and at constant exchange rates, revenues were stable. The sharp drop in mortgage refinancing in the United States was offset by the revenue increase in the BU Brazil following the integration of Sudameris, and revenue growth in the BU NGM and Bouwfonds. Expenses increased by 2.2%, or 6.7% at constant exchange rates. The increase was primarily due to the BU Brazil as a result of the integration of Sudameris and the implementation of the Collective Labour Agreement in the third quarter of 2003.

Compared to the preceding quarter, revenues decreased by 4.4% to EUR 2,486 mln. Adjusted for the EUR 120 mln securitisation revenue in the fourth quarter of 2003 and at constant exchange rates, revenues increased by 1.9%. The revenues of the BU NA continued to be negatively impacted by depressed origination margins in the mortgage market. This decrease was more than offset by the revenue growth of the BU Brazil, as a result of the integration of Sudameris, and of the BU NGM.

Operating expenses decreased by 7.6% to EUR 1,602 mln. The decrease was primarily due to a high comparison base in the fourth quarter as a result of several non-recurring expenses. Cost control was nonetheless diligent across the BUs. Particularly noteworthy in this regard was the decrease in staff costs in the BU NL.

Consequently, the operating result increased by 1.8% to EUR 884 mln. Adjusted for currency variations, the operating result increased by 3.9%. The efficiency ratio improved by 2.2 percentage points to 64.4%.

Provisioning fell by 25.2% to EUR 160 mln or 45 basis points of average RWA. This significant improvement compared to the fourth quarter of 2003 was primarily due to recoveries in the commercial loan book of the BU NA. Provisioning remained stable in the other BUs.

The effective tax rate increased by 4.0 percentage points to 29.8% primarily due to tax credits in the BU Brazil and in the BU NGM in the fourth quarter of 2003. As a result, taxes increased by 27.8% to EUR 216 mln.

In line with the above, net profit increased by 4.0% to EUR 493 mln.

Business Unit Netherlands

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	Q1 2003	% change

Net interest revenue	615	766	(19.7)	597	3.0
Net commissions	162	141	14.9	148	9.5
Results from financial transactions	9	6	50.0	9
Other revenue	5	(3)		126	(96.0)

Total revenue	791	910	(13.1)	880	(10.1)
Operating expenses	611	656	(6.9)	643	(5.0)

Operating result	180	254	(29.1)	237	(24.1)
Provisioning for loan losses	68	69	(1.4)	51	33.3
Value adjustments financial fixed assets	0	0		2

Operating profit before taxes	112	185	(39.5)	184	(39.1)
Taxes	38	63	(39.7)	26	46.2

Profit after taxes	74	122	(39.3)	158	(53.2)
Minority interests	0	1		2

Net profit	74	121	(38.8)	156	(52.6)

Efficiency ratio	77.2%	72.1%		73.1%
	31 Mar 04	31 Dec 03	% change	31 Mar 03	% change

Staff (fte)	21,152	21,417	(1.2)	21,882	(3.3)
(in billions of euros)
Risk-weighted assets	52.6	52.6		50.6	4.0

Compared to the first quarter of last year, the revenues of the BU NL decreased by 10.1%. The decrease was caused by the sale of the insurance business in the first quarter of 2003, which resulted in a EUR 111 mln net gain booked in other revenues. Adjusted for this gain, revenues grew by 2.9%. This increase was due to higher net interest revenue, as the steepening of the yield curve resulted in higher spreads on the loan book. Compared to the preceding period, operating expenses decreased by 5.0% to EUR 611 mln, driven by lower pension costs and by fewer full time equivalents (FTEs). This led to an improvement, on a like-for-like basis, of the operating result by 42.8% and of the efficiency ratio by 6.4 percentage points to 77.2%.

Relative to the preceding quarter, revenues were down by 13.1% to EUR 791 mln. This decline is entirely attributable to the release, in the preceding quarter, of EUR 120 mln of credit spreads (retained in a securitisation vehicle as first loss credit protection). On a like-for-like basis, revenues were flat as higher commission income offset a 4.8% decrease in net interest revenue. Net interest revenue was down due to lower margins on savings accounts and demand deposits as a result of the flattening of the yield curve. Additionally, average balances of savings accounts have increased, in line with market trends, as a result of the ongoing migration from customer deposits. This development has a negative impact on the net interest margin, as savings accounts bear a lower net interest margin than deposit accounts. It is to be noted that this trend of lower net interest revenue is expected to continue during the year. Net commissions increased, driven by higher fees on domestic payments and insurance. The improvement of the insurance product offering, as a result of the joint venture with Delta Lloyd, is starting to bear fruit and lead to higher sales. Equally encouraging is the very high acceptance of internet banking services. Forty-five percent of payments and 43% of brokerage transactions are now made via that channel.

Operating expenses were down by EUR 45 mln to EUR 611 mln. Out of the EUR 45 mln decrease, EUR 23 mln was attributable to a restructuring expense recorded in the fourth quarter of last year. The remainder of the decrease was due to lower pension costs.

Relative to the fourth quarter, the operating result was down by 29.1% to EUR 180 mln. On a like-for-like basis, the operating result increased by 14.6% to EUR 180 mln and the efficiency ratio improved by 2.9 percentage points to 77.2%.

As anticipated, provisioning remained stable at EUR 68 mln (or 52 basis points of average RWA) compared to the fourth quarter. The current level is indicative of the level of provisioning expense expected in the first half of 2004. An improvement is likely in the second half of the year. As a result, provisions for the whole year are expected to be line with the level recorded in 2003.

Business Unit North America

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	% change*	Q1 2003	% change	% change*

Net interest revenue	546	556	(1.8)	1.1	610	(10.5)	2.6
Net commissions	150	146	2.7	5.5	155	(3.2)	11.0
Results from financial transactions	30	31	(3.2)	0.0	40	(25.0)	(15.0)
Other revenue	177	209	(15.3)	(12.9)	460	(61.5)	(55.9)

Total revenue	903	942	(4.1)	(1.4)	1,265	(28.6)	(18.2)
Operating expenses	512	570	(10.2)	(7.7)	559	(8.4)	5.0

Operating result	391	372	5.1	8.3	706	(44.6)	(36.5)
Provisioning for loan losses	23	68	(66.2)	(64.7)	87	(73.6)	(70.1)

Operating profit before taxes	368	304	21.1	24.7	619	(40.5)	(31.8)
Taxes	122	85	43.5	48.2	224	(45.5)	(37.5)

Profit after taxes	246	219	12.3	15.5	395	(37.7)	(28.6)
Minority interests	1	0			1

Net profit	245	219	11.9	15.1	394	(37.8)	(28.7)

Efficiency ratio	56.7%	60.5%			44.2%

(* At constant forex rates)
	31 Mar 04	31 Dec 03	% change		31 Mar 03	% change

Staff (fte)	18,555	19,356	(4.1)		18,709	(0.8)
(in billions of euros)
Risk-weighted assets	58.2	55.3	5.2		61.5	(5.4)

Compared to the first quarter of 2003, the revenues of the BU NA were down by 28.6% (18.2% at constant exchange rates) to EUR 903 mln. This development was entirely attributable to a sharp decline in mortgage origination.

Relative to the fourth quarter of last year, revenues were down by 4.1% (1.4% at constant exchange rates) to EUR 903 mln in spite of higher ALM gains. The overall decrease of revenues was primarily due to a lower contribution from the mortgage line of business.

The slowdown of mortgage revenues continued as expected. Despite a decrease of interest rates in the course of the quarter, which spurred a mini-refinancing boom, gross origination margins were depressed due to excess capacity in the market. The origination volumes of the BU NA decreased significantly (to a total of USD 13 bln in the first quarter of 2004). Both volume and margin developments contributed to a 58.3% decline of origination revenue to USD 35 mln quarter-on-quarter. Furthermore, EUR 15.6 mln, booked as a negative revenue, was added to the mortgage liability reserve. Servicing revenue was stable, in line with the servicing book, which stood at USD 206 bln at the end of the first quarter, compared to USD 207 bln in the preceding quarter. It is noteworthy that origination margins are unlikely to increase before the third quarter of this year. Depending on competitive developments in the second quarter, origination margins could even remain depressed until later in the year.

In US dollar terms, the revenues of the commercial banking line of business were up by 2.0% compared to the prior quarter. Spreads, driven up over the past year by greater cross-selling of interest rate derivatives and by improved pricing, have remained stable at a high level. Average balances of core deposits, up by 15.4% compared to the first quarter of last year, were flat quarter-on-quarter. Timid signs of commercial loan growth have materialised towards the end of the quarter. The average corporate loan book has increased by 1.5% quarter-on-quarter (6.0% annualised) compared to a 1.0% year-on-year development. The utilisation of commercial loan commitments is expected to increase gradually, in particular in the second half of this year.

In local currency, the revenues of the retail banking line of business were stable quarter-on-quarter. Origination of consumer loans continued to be strong, underpinned by the production of home equity loans. In spite of higher average balances (+2.0%), deposit related income decreased slightly as a result of the implementation of customer retention initiatives. Certain overdraft fees have been eliminated in order to increase customer loyalty. These initiatives are expected to generate volume growth in deposit accounts and balances.

Operating expenses decreased by 10.2% to EUR 512 mln quarter-on-quarter. Adjusting for currency variation and for EUR 17 mln of non-recurring expenses booked in the fourth quarter, operating expenses decreased by 4.8% primarily due to lower accruals for performance based compensation.

Consequently, the operating result increased by 5.1% to EUR 391 mln, leading to an improvement of the efficiency ratio of 3.8 percentage points to 56.7%.

Provisioning decreased substantially to 16 basis points of average RWA compared to 46 basis points in the previous quarter. The improvement is due to large recoveries in the commercial banking portfolio. Normalised provisioning stood at 30 basis points of average RWA and is indicative of the level expected for the remainder of the year.

In summary, the market share in mortgage origination is expected to stay below 3.0%, compared to the 4.0% to 4.5% initially anticipated. This development should be offset by higher market activity than originally forecast. The outlook on mortgage origination margins is dependent upon competitive developments in the second quarter. The performance of the BU NA remains strongly correlated to the performance of the commercial line of business. Therefore, the guidance of a lower net profit in 2004 than in 2003, by EUR 150 mln to EUR 250 mln at constant exchange rates, remains valid.

Business Unit Brazil

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	% change*	Q1 2003	% change	% change*

Net interest revenue	384	348	10.3	13.8	268	43.3	38.4
Net commissions	69	67	3.0	6.0	41	68.3	63.4
Results from financial transactions	(12)	11			25
Other revenue	32	37	(13.5)	(10.8)	27	18.5	14.8

Total revenue	473	463	2.2	5.4	361	31.0	26.9
Operating expenses	322	326	(1.2)	1.8	227	41.9	37.4

Operating result	151	137	10.2	13.9	134	12.7	9.0
Provisioning for loan losses	66	65	1.5	4.6	42	57.1	52.4
Operating profit before taxes	85	72	18.1	22.2	92	(7.6)	(10.9)
Taxes	14	0			41	(65.9)	(61.0)

Profit after taxes	71	72	(1.4)	2.8	51	39.2	29.4
Minority interests	13	8	62.5	75.0	1

Net profit	58	64	(9.4)	(6.3)	50	16.0	8.0

Efficiency ratio	68.1%	70.4%			62.9%

(* At constant forex rates)
	31 Mar 04	31 Dec 03	% change		31 Mar 03	% change

Staff (fte)	27,880	28,160	(1.0)		21,550	29.4
(in billions of euros)
Risk-weighted assets	8.5	7.8	9.0		6.2	37.1

Relative to the first quarter of 2003, the revenues of the BU Brazil increased by 31.0% to EUR 473 mln. Adjusted for the impact of the integration of Sudameris and at constant exchange rates, revenues were stable despite a decline of the SELIC rate by more than 10 percentage points. This performance was underpinned by double-digit volume growth of the loan book, primarily due to the retail banking line of business. Average loan balances and deposits of the latter increased by 22.4% and by 19.2% respectively. These increases were however offset by the compression of spreads due to the decline of the SELIC rate from 26.5% p.a. to 16.25% p.a. Higher commission income compensated for lower interest revenues. The development in net commissions was driven in part by higher fees for payment services and in part by higher loan volumes.

The integration of Sudameris contributed EUR 101 mln of revenues, EUR 62 mln of operating expenses, EUR 13 mln of provisions and EUR 17 mln of net profit in the first quarter of 2004. To facilitate quarter-on-quarter comparisons, the impact of the Sudameris integration has been excluded from the analysis from this point forward.

Quarter-on-quarter, revenues decreased by 5.1% (2.1% at constant exchange rates). This decrease was due in part to a weaker retail banking contribution and in part to lower treasury results than in the previous quarter.

The revenues of the retail banking operations decreased by 3.3% compared to the prior quarter, due to a seasonal impact on commission income. February is a weaker month as a result of a lower number of working and calendar days. Average loan balances at constant exchange rates grew by 5.3% quarter-on-quarter, driven by personal loans and working capital facilities, while spreads were fairly stable. The resulting increase in the net interest revenue was partly offset by the effect of lower spreads and despite volume growth of current accounts and savings accounts.

Compared to the preceding quarter, the revenues of the consumer finance line of business were stable. Overall, the market activity was undermined by the termination of tax incentives related to the purchase of cars effective from the beginning of the year. As a result, loan production came down significantly (-15.7%) quarter-on-quarter. Spreads remained fairly stable despite the volume compression. Volumes picked up towards the end of the quarter, a trend expected to continue. The resulting revenue growth could, however, be offset by lower spreads due to increasing competitive pressure.

Compared to the fourth quarter, operating expenses decreased by 6.8% (-3.6% at constant exchange rates) to EUR 260 mln, primarily due to lower marketing expenses. Consequently, the efficiency ratio improved by 1.2 percentage points to 70.0%, in line with the guidance previously given. Stringent cost management programs continue to be implemented in the BU Brazil.

Provisioning increased slightly to EUR 53 mln, or 344 basis points of average RWA. This increase was due to an individual default in the commercial banking portfolio, which has been entirely provided for. The quality of the loan book remains satisfactory and provisions as a percentage of average RWA are expected to decline in the course of the year.

Taxes increased to EUR 23 mln due to a smaller tax credit than in the fourth quarter. On a normalised basis, the effective tax rate increased to 34.7% compared to 30.8% in the previous quarter.

Update on the integration of Sudameris

The integration of the operations of Sudameris continues at a rapid pace. At the end of the first quarter, integration activities had resulted in annualised synergies of BRL 128 mln, with the reduction of 1,100 FTEs (of which 400 were from Sudameris). The reduction in FTEs was mostly due to the integration of support functions, expected to be finalised in the course of the second quarter. Private banking is now operating on a fully integrated basis. Former Sudameris clients have responded positively to this development due to a broader service offering. Reciprocally, the stock broking services of Sudameris are now available to the client base of Banco Real. The merger is on track to deliver BRL 300 mln annual cost synergies from 2005 onwards.

Business Unit New Growth Markets

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	% change*	Q1 2003	% change	% change*

Net interest revenue	75	66	13.6	15.2	61	23.0	32.8
Net commissions	47	28	67.9	71.4	26	80.8	100.0
Results from financial transactions	8	6	33.3	33.3	4	100.0	100.0
Other revenue	31	32	(3.1)	(3.1)	14	121.4	135.7

Total revenue	161	132	22.0	23.5	105	53.3	65.7
Operating expenses	98	109	(10.1)	(9.2)	86	14.0	20.9

Operating result	63	23	173.9	178.3	19	231.6	268.4
Provisioning for loan losses	5	6	(16.7)	(16.7)	0
Value adjustments financial fixed assets	(1)	0			0

Operating profit before taxes	59	17	247.1	252.9	19	210.5	242.1
Taxes	10	(2)			3	233.3	266.7

Profit after taxes	49	19	157.9	163.2	16	206.3	237.5
Minority interests	2	(1)			3

Net profit	47	20	135.0	140.0	13	261.5	300.0

Efficiency ratio	60.9%	82.6%			81.9%

(* At constant forex rates)
	31 Mar 04	31 Dec 03	% change		31 Mar 03	% change

Staff (fte)	6,715	6,937	(3.2)		6,361
(in billions of euros)
Risk-weighted assets	6.5	6.0	8.3		5.8	12.1

The performance of the BU NGM was very satisfactory in the first quarter of 2004. Revenues increased by 53.3% to EUR 161 mln compared to the first quarter of last year. Excluding the impact of currency variations, revenues increased by 65.7% over the same period. Revenues were positively impacted by the continued growth in retail activities in India and Greater China and the transfer of the Emerging Growth Markets (EGM) business in Singapore, Pakistan, Indonesia and the United Arab Emirates from WCS to the BU NGM. In addition, the write-off of a deferred tax asset at Saudi Hollandi Bank negatively impacted revenues in the same quarter last year. Operating expenses increased by 14.0% (20.9% at constant exchange rates) to EUR 98 mln, partly due to the inclusion of the EGM business and partly due to cost increases across the various businesses to fund future growth. The operating result improved significantly by EUR 44 mln to EUR 63 mln.

Relative to the fourth quarter, revenues increased by 22.0% to EUR 161 mln, driven by the inclusion of the EGM business and the growth in India and Greater China following the success of our Van Gogh Preferred Banking concept and the higher sale of credit cards.

Operating expenses decreased by 10.1% to EUR 98 mln, partly driven by the transfer of the NGM business in France to the BU Private Clients and higher depreciation and overhead expenses in the previous quarter. Consequently, the operating result grew by 174% to EUR 63 mln and the efficiency ratio showed a significant improvement of almost 22 percentage points to 60.9%.

Bouwfonds

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	Q1 2003	% change

Net interest revenue	96	92	4.3	75	28.0
Net commissions	6	10	(40.0)	2
Results from financial transactions	0	4		0
Other revenue	56	48	16.7	35	60.0

Total revenue	158	154	2.6	112	41.1
Operating expenses	59	72	(18.1)	53	11.3

Operating result	99	82	20.7	59	67.8
Provisioning for loan losses	(2)	6		0
Operating profit before taxes	101	76	32.9	59	71.2
Taxes	32	23	39.1	20	60.0

Profit after taxes	69	53	30.2	39	76.9
Minority interests	0	3		(1)

Net profit	69	50	38.0	40	72.5

Efficiency ratio	37.3%	46.8%		47.3%

	31 Mar 04	31 Dec 03	% change	31 Mar 03	% change

Staff (fte)	1,515	1,499	1.1	1,411	7.4
(in billions of euros)
Risk-weighted assets	20.2	19.7		17.9	12.8

Bouwfonds continued its strong performance. Compared to the first quarter of last year, revenues improved by 41.1% to EUR 158 mln, driven by a strong increase in other revenues and net interest income. The continued growth of the portfolio of residential mortgages, combined with improved margins and higher sales of homes in property development, were the main drivers of this significant improvement. Operating expenses were up by 11.3% to EUR 59 mln, reflecting higher staff costs as a result of an increase in FTEs. The operating result improved by 67.8% to EUR 99 mln and the efficiency ratio improved by 10 percentage points to 37.3%.

Compared to the fourth quarter, revenues increased by 2.6% to EUR 158 mln, primarily driven by an increase in other revenues. This development was the result of the high level of house sales and the realisation of a commercial development project.

Operating expenses were down by 18.1% to EUR 59 mln. This improvement was led by a decrease in other administrative expenses following the inclusion of incidental costs related to special projects in the previous quarter.

Consequently, the operating result improved by 20.7% to EUR 99 mln. Due to provision recoveries in the portfolio, net profit grew by 38.0% to EUR 69 mln.

THE WHOLESALE CLIENTS SBU

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	% change*	Q1 2003	% change	% change*

Net interest revenue	408	463	(11.9)	(11.0)	429	(4.9)	(0.7)
Net commissions	406	552	(26.4)	(26.1)	397	2.3	5.5
Results from financial transactions	518	372	39.2	37.4	286	81.1	82.9
Other revenue	39	104	(62.5)	(62.5)	33	18.2	21.2

Total revenue	1,371	1,491	(8.0)	(8.1)	1,145	19.7	23.0
Operating expenses	1,097	1,210	(9.3)	(9.4)	1,031	6.4	9.7

Operating result	274	281	(2.5)	(2.5)	114	140.4	143.0
Provisioning for loan losses	30	106	(71.7)	(71.7)	156	(80.8)	(80.1)

Operating profit before taxes	244	175	39.4	39.4	(42)
Taxes	66	8			(24)

Profit after taxes	178	167	6.6	6.6	(18)
Minority interests	3	4			2

Net profit	175	163	7.4	7.4	(20)

Efficiency ratio	80.0%	81.2%			90.0%

(* At constant forex rates)
	31 Mar 04	31 Dec 03	% change		31 Mar 03	% change

Staff (fte)	17,293	17,624	(1.9)		18,138	(4.7)
(in billions of euros)
Total assets	327.6	249.9	31.1		285.7	14.7
Risk-weighted assets	69.8	61.6	13.3		71.0	(1.7)

The Wholesale Clients SBU showed a strong result in the first quarter of 2004. Net profit increased for the fourth consecutive quarter. Compared to the first quarter last year, revenues increased by 19.7%. The higher level of revenues reflects the better performance across nearly all BUs, particularly the BU Equities and the BU FM. Expenses increased by 6.4%, due to higher bonus accruals in the first quarter of 2004 compared to the first quarter of 2003. Consequently, the operating result increased by 140.4% and the efficiency ratio improved to 80.0%. A higher operating result, in combination with substantially lower provisioning (- 80.8%), offsetting higher taxes, led to an increase of EUR 195 mln in net profit.

Compared to the fourth quarter, revenues declined by 8.0% to EUR 1,371 mln in the first quarter. This can largely be explained by the sale of the Prime Brokerage business and the transfer of certain clients to the BU NGM. On a like-for-like basis, revenues declined by 2.4%. As far as the individual income lines are concerned, net interest revenue was down by 11.9%. The decline can partly be explained by the sale of the Prime Brokerage business and partly by lower revenues from BU FM’s Rates Markets business. Within the latter, the banking books were negatively impacted by adverse yield curve movements in Brazil and India. Net interest income from the loan book has risen in the first quarter, partly due to the increase in RWA. Net commission income for the first quarter stood at EUR 406 mln, a decrease of 26.4% quarter-on-quarter. The decrease was driven by lower commissions from the BU FM (Credit Markets business) and the BU Corporate Finance. This can be explained by the relatively large proportion of major transactions that were closed in the fourth quarter. Results from financial transactions rose by 39.2% in the first quarter due to higher Equity Derivatives income and higher trading revenues in the BU FM. Other income declined by 62.5% primarily due to the combined gain, in the fourth quarter, on the sale of the Prime and Professional Brokerage units (EUR 49 mln revenues and EUR 25 mln net profit).

Expenses declined by 9.3% in the first quarter. The fall can partly be explained by the sale of the Prime Brokerage business, the transfer of clients to the BU NGM and the restructuring costs in the fourth quarter. On a like for like basis, expenses decreased by 5.3% quarter-on-quarter. Expenses came down in the first quarter of 2004, similar to the level in the third quarter of 2003 (EUR 1,096 mln), in line with the guidance at the full year results. We will continue to actively manage the cost base.

Although the reported operating result declined slightly in the first quarter, compared to the previous quarter, it increased by 10.8% on a like-for-like basis. The efficiency ratio declined to 80.0% in the first quarter, the lowest level in three years.

The level of provisioning decreased by EUR 76 mln quarter-on-quarter. The decrease can be explained by the provision for Parmalat in the fourth quarter of 2003 and releases in the first quarter of 2004. As a percentage of average RWA, annualised provisioning decreased to 18 basis points. Annualised provisioning stemming from the loan book stood at 28 basis points of average RWA. This very low level reflects the strong quality of the portfolio. We expect provisioning to remain low, although not at 18 basis points.

A slight fall in the operating result, in combination with substantially lower provisioning, offsetting higher taxes, led to a further increase in net profit (up by 7.4%). On a like-for-like basis, net profit increased by 17.7%. The net profit of EUR 175 mln is above the guidance of the fourth quarter 2003 run rate of EUR 150 mln.

The amount of RWA increased by EUR 8.2 bln to EUR 69.8 bln. The increase in WCS was the result of the termination of two securitisation vehicles, the impact of currency variations and the growth in loans. We expect the level of RWA to remain below EUR 70 bln this year.

Client Business Units

WCS’s client-led approach remains a key component of the strategy. Client BUs have continued to make a strong contribution to the WCS results. Compared to the first quarter of 2003, client revenues increased substantially, particularly in the BU Financial Institutions & Public Sector (FIPS) and the BU Industrials.

Compared to the fourth quarter, client revenues declined in line with expectations. This can be explained by lower corporate activity in the market, margin erosion in syndicated bank deals and the relatively large deal flow in the fourth quarter. Nevertheless, a number of landmark transactions were secured in the first quarter. This includes the financial restructuring of Hagemeyer, which included a successful convertible bond and rights issue. Furthermore, AT&T has mandated ABN AMRO as joint lead manager on a tender offer for its USD 1.5 bln notes, and a partial tender for up to EUR 1 bln of its EUR 2 bln notes, both due in 2006. The BU FIPS and the BU Working Capital co-operated to secure a trade services agreement with Barclays, with ABN AMRO's strengths being leveraged to provide trade services back-office processing capabilities to Barclays UK. This follows an agreement in October last year to provide an enhanced trade services offering to Allied Irish Bank’s international trade clients. There is a healthy volume and value of transactions in the pipeline for the remainder of the year.

Product Business Units

Revenues in the BU FM were slightly down compared to the fourth quarter. The underlying results of the different product groups in the BU FM were mixed. The Portfolio Management Group (PMG) showed a strong revenue increase in the first quarter, driven by some important client transactions (including the restructuring of Hagemeyer) and steady annuity income as a consequence of an increase in RWA and stable margins. Revenues in the foreign exchange line of business were also strongly up, despite continuing margin pressure. The efforts to improve our rankings in the Foreign Exchange line of business have clearly begun to pay off. In The Banker’s annual Foreign Exchange poll (April 2004) ABN AMRO received a number of accolades, amongst them a number two ranking for “Banks most commonly used for FX services” and a number four position for “Best overall FX service”. Revenues in the Rates Markets line of business declined slightly, as income from the banking book was negatively affected by adverse yield curve movements in Brazil and India. However, this was partly offset by higher revenues from government bond trading and structured products. New products, such as commodity derivatives, gold derivatives and dynamic guaranteed structures have been introduced for the private investor market. Revenues in the Credit Markets line of business were down from a very strong fourth quarter. The Structured Capital business (leverage finance and project finance) was positively affected by some major transactions in the fourth quarter, leading to a temporary decline in the first quarter. The pipeline is good and it is expected that this business will pick up during the year. Credit trading has performed better than in the previous quarter, both in cash and derivatives.

Revenues in the BU Working Capital declined quarter-on-quarter. This decline can almost entirely be explained by the sale of the Prime Brokerage business. On a like-for-like basis, revenues were relatively stable. While revenues from the Cashflow Advisory line of business (CFA) were down due to adverse interest rate movements, revenues from the Futures, Custody and Global Trade & Advisory (GT&A) lines of business were up quarter-on-quarter. Most recently, ABN AMRO GT&A achieved a notable success by winning the previously mentioned trade services outsourcing mandate from Barclays Bank. Furthermore, GT&A has won the Global Finance Magazine award for “Best Trade Finance Bank in the Netherlands and Europe”.

The BU Equities showed a very strong performance in the first quarter, leading to the best quarter since the first quarter of 2001. The increase was driven by an improvement in equity derivatives and client-led secondary volumes. The latter was supported by improved market conditions and positive momentum in client rankings. Revenues in the BU Corporate Finance fell in the first quarter from a very strong fourth quarter due to the continuation of challenging market conditions, particularly in Europe, and a relatively large proportion of major transactions that were closed in the fourth quarter.

Revenues in the BU Private Equity declined in the first quarter of 2004, mainly due to lower profits from exits. Net profit decreased to EUR 58 mln in the first quarter, from EUR 81 mln in the fourth quarter of 2003. Given the improved market environment, the BU Private Equity is expected to continue its strong performance during the year.

THE BU PRIVATE CLIENTS

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	% change*	Q1 2003	% change	% change*

Net interest revenue	103	97	6.2	6.2	94	9.6	10.6
Net commissions	143	127	12.6	12.6	99	44.4	47.5
Results from financial transactions	10	7	42.9	42.9	10
Other revenue	20	26	(23.1)	(23.1)	14	42.9	42.9

Total revenue	276	257	7.4	7.4	217	27.2	29.0
Operating expenses	194	181	7.2	7.2	207	(6.3)	(4.8)

Operating result	82	76	7.9	7.9	10
Provisioning for loan losses	0	1			3

Operating profit before taxes	82	75	9.3	9.3	7
Taxes	25	10	150.0	150.0	3

Profit after taxes	57	65	(12.3)	(12.3)	4
Minority interests	1	1			0

Net profit	56	64	(12.5)	(12.5)	4

Efficiency ratio	70.3%	70.4%			95.4%

(* At constant forex rates)
	31 Mar 04	31 Dec 03	% change		31 Mar 03	% change

Staff (fte)	4,187	3,877	8.0		4,029	3.9
(in billions of euros)
Total assets	17.4	16.1	8.1		16.1	8.1
Risk-weighted assets	7.1	6.0	18.3		6.3	12.7
Clients' Assets under Administration	113	102	10.8		94	20.2

The BU Private Clients showed a significant improvement in operating performance compared to the first quarter of last year. The operating result increased by EUR 72 mln, representing almost 46% of the total increase of the Group’s operating result, to EUR 82 mln. The first quarter of last year included a EUR 26 mln provision in relation to the French restructuring. The impact of the restructuring charge has been excluded from the analysis hereafter in order to facilitate a better comparison to previous quarters. Compared to the first quarter of last year, revenues increased by 27.2% to EUR 276 mln, mainly driven by higher commissions on the back of higher turnover due to improved investor sentiment and better market conditions. The contribution from the Dutch private banking operations is particularly noteworthy, reflecting the improved customer satisfaction following the success of the recently implemented new customer servicing concept. This concept centers around a segment-focused servicing approach, which enables better matching of the needs of clients with upgraded internal capabilities in terms of service delivery and product/service mix. Compared to the first quarter of 2003, operating expenses increased by 7.2%, primarily driven by the transfer of NGM France to the BU Private Clients and the consolidation of BethmannMaffei (BM) as of 1 February 2004. The operating result increased by EUR 46 mln to EUR 82 mln.

Compared to the fourth quarter, revenues increased by 7.4% to EUR 276 mln, driven by higher commissions and net interest income on the back of strong growth in net asset values. The growth in net asset values was the result of the transfer of NGM France, the inclusion of BM, market appreciation and net inflows.

Relative to the fourth quarter, operating expenses increased by 7.2% to EUR 194 mln, primarily due to the transfer of NGM France and the integration of BM.

The operating result increased by 7.9% to EUR 82 mln. The offshore and Dutch private banking operations were the main contributors to this increase. Net profit declined by 12.5% to EUR 56 mln, due to the lack of tax reliefs as reported in the previous quarter.

In the first quarter, Assets under Administration rose by 10.8% to EUR 113 bln, reflecting the effect of the inclusion of BM, an increase in net new assets and higher net asset values due to improved financial markets. The asset mix remained relatively stable, with 69% in securities and 31% in cash.

THE BU ASSET MANAGEMENT

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	% change*	Q1 2003	% change	% change*

Net interest revenue	1	1			1
Net commissions	127	137	(7.3)	(6.6)	106	19.8	25.5
Results from financial transactions	1	2			0
Other revenue	15	2			2

Total revenue	144	142	1.4	2.1	109	32.1	37.6
Operating expenses	106	112	(5.4)	(4.5)	90	17.8	22.2

Operating profit before taxes	38	30	26.7	26.7	19	100.0	110.5
Taxes	6	7	(14.3)	(14.3)	5	20.0	40.0

Profit after taxes	32	23	39.1	39.1	14	128.6	135.7
Minority interests	2	2			0

Net profit	30	21	42.9	42.9	14	114.3	121.4

Efficiency ratio	73.6%	78.9%			82.6%

(* At constant forex rates)
	31 Mar 04	31 Dec 03	% Change		31 Mar 03	% Change

Staff (fte)	2,064	2,124	(2.8)		2,169	(4.8)
(in billions of euros)
Clients' Assets under Management	166	156	6.4		148	12.2

The BU Asset Management showed a strong performance in the first quarter of 2004. Compared to the first quarter of last year, revenues increased by 32.1% to EUR 144 mln. The recovery in equity market valuations, coupled with net inflows, resulted in higher invested asset levels and, subsequently, increased asset-based commissions. The improved performance was particularly noticeable in the United Kingdom, the Nordic Region and the Netherlands. Operating expenses increased by 17.8% to EUR 106 mln, mainly due to higher bonus accruals reflecting the improved operating performance. Consequently, the operating result doubled to EUR 38 mln compared to the same quarter last year.

Relative to the fourth quarter, revenues increased by 1.4% to EUR 144 mln. Revenues were positively impacted by a one-off gain in relation to the sale of the Czech Pension Fund. The fourth quarter revenue growth was primarily driven by the periodic receipt of performance fees. Adjusted for one-offs and the seasonal impact of performance fees, revenues went up by 3.1% due to a 4.6% increase in commissions in the first quarter as markets improved slightly over this period.

Operating expenses declined by 5.4% to EUR 106 mln quarter-on-quarter. This decrease was primarily the result of the absence of seasonal costs as reported in the previous quarter.

Consequently, the operating result improved by 26.7% to EUR 38 mln compared to the fourth quarter last year. The efficiency ratio improved 5.3 percentage points to 73.6%.

On 31 March 2003, Assets under Management (AuM) amounted to EUR 166 bln, an increase of 6.4% compared to the level of AuM at the end of the previous quarter. The level of AuM was positively impacted by the integration of Sudameris (EUR 2 bln) and the acquisition of Sparebank in the Nordic Region (EUR 2 bln). The asset mix changed slightly: 46% in equities, 43% in fixed income and 11% in cash and other. The composition of the mandates remained stable with 53% Institutional Clients, 7% Private Clients and 40% Funds.

CORPORATE CENTRE

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	Q1 2003	% change

Net interest revenue	86	55	56.4	38	126.3
Net commissions	4	(4)		1	300.0
Results from financial transactions	88	100	(12.0)	72	22.2
Other revenue	103	(3)		18	472.2

Total revenue	281	148	89.9	129	117.8
Operating expenses	30	(52)		50	(40.0)

Operating result	251	200	25.5	79	217.7
Provisioning for loan losses	2	0		1	100.0
Value adjustments financial fixed assets	(1)	4		8	(112.5)

Operating profit before taxes	250	196	27.6	70	257.1
Taxes	61	63	(3.2)	16	281.3

Profit after taxes	189	133	42.1	54	250.0
Minority interests	52	62	(16.1)	52	0.0

Net profit	137	71	93.0	2

	31 Mar 04	31 Dec 03	% change	31 Mar 03	% change

Staff (fte)	2,488	1,986	25.3	1,709	45.6
(in billions of euros)
Total assets	57.3	61.8	(7.3)	54.7	4.8
Risk-weighted assets	3.3	3.9	(15.4)	3.0	10.0

Please note that as from the first quarter of 2004, the results of the participations in Capitalia, BAPV and K&H Bank are being recorded in the Corporate Centre. The reason for recording these results in the Corporate Centre is that this is a better reflection of the managerial responsibility. The Group does not have operational management control in those companies, therefore, the results cannot be the responsibility of any of the BUs. The figures of the first quarter of 2003 and of the fourth quarter of 2003 in the tables above have been adjusted in order to facilitate comparisons.

The net profit of the Corporate Centre improved by EUR 135 mln compared to the same period last year, mainly due to the EUR 115 mln net gain on the sale of our stake in Bank Austria. This was partly offset by the EUR 35 mln loss booked on the participations in Italy. This loss was mainly the result of the additional provisioning taken by BAPV in the fourth quarter. It is also noteworthy that both net interest revenue and results from financial transactions increased. Net interest revenue went up due to higher ALM revenues, while results from financial transactions increased on the back of higher USD hedge results. Over the same period, operating expenses decreased by EUR 20 mln due to additional pension costs in 2003. As a result, the operating result more than doubled year-on-year to EUR 251 mln.

Compared to the previous quarter, revenues increased by EUR 133 mln, or 89.9%, mainly as a result of the earlier mentioned net gain on Bank Austria. The lower results on the USD hedge were more than offset by the higher net interest revenue, which was due to better ALM results.

Compared to the previous quarter, operating expenses increased by EUR 82 mln, mainly due to the release of the over-accrual of staff costs in the previous quarter.

Consequently the operating result improved by 25.5% quarter-on-quarter to EUR 251 mln. Net profit increased by 93.0% to EUR 137 mln as the effective tax rate came down to 24.4%, due to a tax-exempt gain on the disposal of the stake in Bank Austria, and to minority interests decreasing by 16.1% to EUR 52 mln.

LEASEPLAN CORPORATION

(in millions of euros)	quarterly

	Q1 2004	Q4 2003	% change	Q1 2003	% change

Net interest revenue	70	71	(1.4)	67	4.5
Net commissions	43	42	2.4	45	(4.4)
Other revenue	88	109	(19.3)	82	7.3

Total revenue	201	222	(9.5)	194	3.6
Operating expenses	140	149	(6.0)	139	0.7

Operating result	61	73	(16.4)	55	10.9
Provisioning for loan losses	3	2	50.0	3	0.0

Operating profit before taxes	58	71	(18.3)	52	11.5
Taxes	15	7	114.3	15	0.0

Net profit	43	64	(32.8)	37	16.2

Efficiency ratio	69.7%	67.1%		71.6%

	31 Mar 04	31 Dec 03	% change	31 Mar 03	% change

Staff (fte)	7,211	7,221	(0.1)	7,244	(0.5)
(in billions of euros)
Total assets	11.1	10.8	2.8	10.6	4.7
Risk-weighted assets	10.3	10.2	1.0	10.1	2.0

Compared to the first quarter of last year, revenues increased 3.6% to EUR 201 mln, mainly driven by higher insurance income. Operating expenses remained almost flat, resulting in a 10.9% increase in the operating result to EUR 61 mln.

Relative to the fourth quarter, revenues decreased by 9.5% to EUR 201 mln. The decrease was primarily due to lower result terminated contracts, lower insurance income and a decline in rebates and bonuses (seasonal impact).

Operating expenses decreased by 6.0% to EUR 140 mln as a result of lower staff costs due to bonus accruals as reported in the previous quarter. Consequently, the operating result declined by 16.4% to EUR 61 mln. Net profit declined by 32.8% to EUR 43 mln due to the higher effective tax rate following tax reliefs in the previous quarter.

On 21 April 2004, ABN AMRO announced the sale of LeasePlan Corporation to a consortium led by Volkswagen Group for EUR 2.13 bln (EUR 2 bln in cash and EUR 130 mln as a dividend). Completion of the transaction is subject to the usual closing conditions and regulatory approvals, and is expected to take place before the end of the summer of this year (third quarter of 2004).

Appendix 1

Consolidated income statement 2004

(in millions of euros)

	Q1	Q4		Q1

	2004	2003	% change	2003	% change

Net interest revenue	2,384	2,515	(5.2)	2,240	6.4

Revenue from securities and participating interests	161	52		139	15.8

Payment services	317	306	3.6	311	1.9
Insurance	30	24	25.0	43	(30.2)
Securities	287	308	(6.8)	231	24.2
Asset management and trust funds	226	234	(3.4)	184	22.8
Guarantees	50	41	22.0	38	31.6
Leasing	43	41	4.9	45	(4.4)
Other	204	292	(30.1)	168	21.4

Net commissions	1,157	1,246	(7.1)	1,020	13.4

Securities	96	(81)		(3)
Foreign exchange dealing	175	256	(31.6)	119	47.1
Derivatives	157	239	(34.3)	247	(36.4)
Other	224	121	85.1	83

Results from financial transactions	652	535	21.9	446	46.2

Other revenue	405	513	(21.1)	672	(39.7)

Total revenue	4,759	4,861	(2.1)	4,517	5.4

Staff costs	1,804	1,888	(4.4)	1,774	1.7
Other administrative expenses	1,144	1,199	(4.6)	1,080	5.9
Depreciation	221	246	(10.2)	231	(4.3)

Operating expenses	3,169	3,333	(4.9)	3,085	2.7
Operating result	1,590	1,528	4.1	1,432	11.0
Provisioning for loan losses / FAR	195	323	(39.6)	343	(43.1)
Value adjustments to financial fixed assets	(2)	4		10

Operating profit before taxes	1,397	1,201	16.3	1,079	29.5
Taxes	389	264	47.3	329	18.2

Group profit after taxes	1,008	937	7.6	750	34.4
Minority interests	74	80	(7.5)	60	23.3

Net profit	934	857	9.0	690	35.4
Preference share dividend	11	10	10.0	11	-

Net profit, available to ordinary shareholders	923	847	9.0	679	35.9

Earnings per ordinary share of EUR 0.56 (in euros)(1)	0.56	0.52	7.7	0.43	30.2

Average exchange EUR/USD-rate	1.24	1.21	2.5	1.08	14.8

(1)Based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 31 March 2004 before profit appropriation

(in millions of euros)

	31 Mar 2004	31 Dec 2003	% change
Assets
Cash	19,058	12,734	49.7
Short-dated government paper	9,735	9,240	5.4
Banks	85,462	58,800	45.3

Loans to public sector	5,125	5,489	(6.6)
Loans to private sector	240,584	234,776	2.5
Professional securities transactions	76,419	56,578	35.1

Loans	322,128	296,843	8.5
Interest-earning securities	146,725	132,041	11.1
Shares	22,957	16,245	41.3
Participating interests	2,304	2,629	(12.4)
Property and equipment	7,214	7,204	0.1
Other assets	16,831	16,548	1.7
Prepayments and accrued income	7,450	8,153	(8.6)

	639,864	560,437	14.2

Liabilities
Banks	148,109	110,887	33.6

Saving accounts	75,018	73,238	2.4
Deposits and other customer accounts	168,963	168,111	0.5
Professional securities transactions	61,965	48,517	27.7

Total client accounts	305,946	289,866	5.5
Debt securities	82,007	71,688	14.4
Other liabilities	48,433	33,207	45.9
Accruals and deferred income	9,419	11,840	(20.4)
Provisions	11,546	11,146	3.6

	605,460	528,634	14.5
Fund for general banking risks	1,149	1,143	0.5
Subordinated liabilities	14,015	13,900	0.8

Shareholders' equity	13,905	13,047	6.6
Minority interests	5,335	3,713	43.7

Group equity	19,240	16,760	14.8

Group capital	34,404	31,803	8.2

	639,864	560,437	14.2

Contingent liabilities	47,614	42,838	11.1
Committed facilities	132,548	119,675	10.8

Exchange EUR/USD-rate	1.23	1.26	(2.4)

Appendix 3

Analysis of private sector loans by SBU

(in billions of euros)

	31 Mar 2004	31 Dec 2003	% change	31 Mar 2003	% change

Consumer & Commercial Clients	172.0	167.8	2.5	172.3	(0.2)
Wholesale Clients	45.8	43.3	5.8	51.4	(10.9)
Private Clients	7.3	6.7	9.0	6.9	5.8
Corporate Centre	5.4	7.7	(29.9)	5.6	(3.6)
LeasePlan Corporation	10.1	9.3	8.6	9.1	11.0

Group	240.6	234.8	2.5	245.3	(1.9)

Staff

(fte)

	31 Mar 2004	31 Dec 2003	% change	31 Mar 2003	% change

Consumer & Commercial Clients	75,817	77,369	(1,552)	69,913	5,904
Wholesale Clients	17,293	17,624	(331)	18,138	(845)
Private Clients	4,187	3,877	310	4,029	158
Asset Management	2,064	2,124	(60)	2,169	(105)
Corporate Centre	2,488	1,986	502	1,709	779
LeasePlan Corporation	7,211	7,221	(10)	7,244	(33)

Group	109,060	110,201	(1,141)	103,202	5,858

Share data

	31 Mar 2004	31 Dec 2003	% change	31 Mar 2003	% change

Number of ordinary shares outstanding (in millions)	1,641.0	1,637.9	0.2	1,585.6	3.5
Net asset value per ordinary share (in euros)	7.98	7.47	6.8	6.77	17.9
Number of preference shares (in millions)	362.5	362.5		362.5

Changes in shareholders' equity

(in millions of euros)

	Q1 2004	Q1 2004

Shareholders' equity as at the beginning of January	13,047	11,081
Retained earnings	923	679
Exercised options and conversion	49	-
Goodwill	(55)	(109)
Revaluations and other movements	(130)	40
Currency translation differences	71	(132)

Shareholders' equity as at the end of March	13,905	11,559

Appendix 4

Cash flow statement

(in millions of euros)

	Q1 2004	Q1 2003

Liquid funds as at the beginning of January	8,893	7,501
Net cash flow from operations / banking activities	(1,836)	(13,137)
Net cash flow from investment activities	1,234	4,853
Net cash flow from financing activities	6,132	6,446
Currency translation differences	375	(223)

Liquid funds as at the end of the March	14,798	5,440

Consolidated quarterly results 2004 / 2003

(in millions of euros)

	2004	2003

	Q1	Q4	Q3	Q2	Q1

Net interest revenue	2,384	2,515	2,559	2,409	2,240
Revenue from sec. and part. interests	161	52	27	51	139
Net commissions	1,157	1,246	1,141	1,057	1,020
Results from financial transactions	652	535	519	493	446
Other revenue	405	513	581	578	672

Total revenue	4,759	4,861	4,827	4,588	4,517
Staff costs	1,804	1,888	1,773	1,645	1,774
Other administrative expenses	1,144	1,199	1,197	1,099	1,080
Depreciation	221	246	225	228	231

Operating expenses	3,169	3,333	3,195	2,972	3,085

Operating result	1,590	1,528	1,632	1,616	1,432
Provisioning for loan losses / FAR	195	323	303	305	343
Value adjustments to financial fixed assets	(2)	4	2	0	10
Operating profit before taxes	1,397	1,201	1,327	1,311	1,079
Net profit	934	857	832	782	690
Net profit for ordinary shareholders	923	847	820	770	679
Average number of ordinary shares outstanding	1,639.1	1,637.6	1,617.6	1,594.6	1,585.6
(in mln)
Average number of ordinary shares outstanding [1]	1,639.1	1,610.2	1,599.4	1,590.1	1,585.6
(in mln)
Earnings per share [2]	0.56	0.52	0.51	0.48	0.43
Earnings per share diluted [2]	0.56	0.52	0.50	0.48	0.43
Average equity [3]	12,662	11,881	11,321	10,922	10,493
Average equity year to date [3]	12,662	11,243	10,891	10,683	10,493
Return on average equity [2,3]	29.2%	28.5%	29.0%	28.2%	25.9%
Return on average equity year to date [2,3]	29.2%	27.7%	27.8%	27.1%	25.9%
Efficiency ratio	66.6%	68.6%	66.2%	64.8%	68.3%
Efficiency ratio year to date	66.6%	67.0%	66.4%	66.5%	68.3%

	2004	2003

	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar

BIS tier 1 ratio	8.27%	8.15%	7.79%	7.63%	7.40%
BIS capital ratio	11.62%	11.73%	11.42%	11.10%	11.03%
BIS capital base	27,546	26,254	26,366	25,351	25,684
Risk-weighted assets	236,965	223,776	230,900	228,432	232,963

1  Year to date.

2  Based on the average number of ordinary shares outstanding.

3  After profit appropriation and based on equity as determined using rules established by the Council for Annual Reporting (CAR). Previous quarters have been restated.

Appendix 5a

Breakdown income statement first quarter 2004

(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,716	408	103	1	86	70	2,384
Net commissions	434	406	143	127	4	43	1,157
Results from financial transactions	35	518	10	1	88	0	652
Other revenue	301	39	20	15	103	88	566

Total revenue	2,486	1,371	276	144	281	201	4,759
Operating expenses	1,602	1,097	194	106	30	140	3,169

Operating result	884	274	82	38	251	61	1,590
Provisioning for loan losses	160	30	0	0	2	3	195
Value adjustments to financial fixed assets	(1)	0	0	0	(1)	0	(2)

Operating profit before taxes	725	244	82	38	250	58	1,397
Taxes	216	66	25	6	61	15	389

Group profit after taxes	509	178	57	32	189	43	1,008
Minority interests	16	3	1	2	52	0	74

Net profit	493	175	56	30	137	43	934

Efficiency ratio	64.4%	80.0%	70.3%	73.6%		69.7%	66.6%
Staff (fte)	75,817	17,293	4,187	2,064	2,488	7,211	109,060
(in billions of euros)
Total assets	225.9	327.6	17.4	0.6	57.3	11.1	639.9
Risk-weighted assets	146.0	69.8	7.1	0.5	3.3	10.3	237.0

Breakdown income statement fourth quarter 2003

(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,828	463	97	1	55	71	2,515
Net commissions	392	552	127	137	(4)	42	1,246
Results from financial transactions	54	372	7	2	100	0	535
Other revenue	327	104	26	2	(3)	109	565

Total revenue	2,601	1,491	257	142	148	222	4,861
Operating expenses	1,733	1,210	181	112	(52)	149	3,333

Operating result	868	281	76	30	200	73	1,528
Provisioning for loan losses	214	106	1	0	0	2	323
Value adjustments to financial fixed assets	0	0	0	0	4	0	4

Operating profit before taxes	654	175	75	30	196	71	1,201
Taxes	169	8	10	7	63	7	264

Group profit after taxes	485	167	65	23	133	64	937
Minority interests	11	4	1	2	62	0	80

Net profit	474	163	64	21	71	64	857

Efficiency ratio	66.6%	81.2%	70.4%	78.9%		67.1%	68.6%
Staff (fte)	77,369	17,624	3,877	2,124	1,986	7,221	110,201
(in billions of euros)
Total assets	220.9	249.9	16.1	0.9	61.8	10.8	560.4
Risk-weighted assets	141.4	61.6	6.0	0.7	3.9	10.2	223.8

Appendix 5b

Breakdown income statement first quarter 2003

(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,611	429	94	1	38	67	2,240
Net commissions	372	397	99	106	1	45	1,020
Results from financial transactions	78	286	10	0	72	0	446
Other revenue	662	33	14	2	18	82	811

Total revenue	2,723	1,145	217	109	129	194	4,517
Operating expenses	1,568	1,031	207	90	50	139	3,085

Operating result	1,155	114	10	19	79	55	1,432
Provisioning for loan losses	180	156	3	0	1	3	343
Value adjustments to financial fixed assets	2	0	0	0	8	0	10

Operating profit before taxes	973	(42)	7	19	70	52	1,079
Taxes	314	(24)	3	5	16	15	329

Operating profit after taxes	659	(18)	4	14	54	37	750
Minority interests	6	2	0	0	52	0	60

Net profit	653	(20)	4	14	2	37	690

Efficiency ratio	57.6%	90.0%	95.4%	82.6%		71.6%	68.3%
Staff (fte)	69,913	18,138	4,029	2,169	1,709	7,244	103,202
(in billions of euros)
Total assets	229.2	285.7	16.1	0.8	54.7	10.6	597.1
Risk-weighted assets	142.0	71.0	6.3	0.6	3.0	10.1	233.0

Constant exchange rate and local currency performance

Throughout the above discussion, the financial results and performance compared to the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of “constant exchange rates” or “local currency”. Both “constant exchange rates” and “local currency” exclude the effect of currency translation differences and is a non-Dutch GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. “Local currency” performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the profit and loss account so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our Business Units in North America and Brazil in US dollars and Brazilian real into euros, as well as the various currencies making up our Wholesale Clients Strategic Business Unit.

Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of the businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the underlying operating performance of the businesses during the periods under review. External stakeholders, such as business analysts, also use these measures.

However, we recognize that these measures should not be used in isolation and, accordingly, we begin with the comparable Dutch GAAP actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

Calculation of constant exchange rates and local currency performance

We calculate the comparable constant exchange rates performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2003 are multiplied by the average monthly exchange rates of 2002 to compare with the results of 2002 on a constant basis.

The local currency performance is simply the local volumes of a single currency compared with a previous period. For example, the US dollar volumes reported by our North American Business Unit of 2003 compared to 2002.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Item 2

Consolidated Ratio of Earnings to Fixed Charges calculated under Dutch GAAP

	YTD 2004	2004-q4	YTD 2004	2004-q3	YTD 2004	2004-q2	2004-q1	2003	2002	2001	2000	1999	1998
(in Euro millions except ratios)
Excluding Interest on deposits
Operating before taxes	1,397	0	1,397	0	1,397	0	1,397	4,918	3,388	4,428	3,825	4,250	2,898
Add: Fixed Charges	681	0	681	0	681	0	681	2,989	4,153	4,664	5,014	3,902	3,014

Earnings before Taxes and Fixed Charges	2,078	0	2,078	0	2,078	0	2,078	7,907	7,541	9,092	8,839	8,152	5,912
Fixed Charges	681	0	681	0	681	0	681	2,989	4,153	4,664	5,014	3,902	3,014
Ratio of Earnings to Fixed Charges	3.05	0.00	3.05	0.00	3.05	0.00	3.05	2.65	1.82	1.95	1.76	2.09	1.96

Including Interest on deposits
Fixed Charges as above	681	0	681	0	681	0	681	2,989	4,153	4,664	5,014	3,902	3,014
Add: Interest on deposits	2,460	0	2,460	0	2,460	0	2,460	10,817	13,372	20,259	22,818	16,483	15,422

Total Fixed Charges and Interest on deposits	3,141	0	3,141	0	3,141	0	3,141	13,806	17,525	24,923	27,832	20,385	18,436
Earnings before Taxes and Fixed Charges	2,078	0	2,078	0	2,078	0	2,078	7,907	7,541	9,092	8,839	8,152	5,912
Add: Interest on deposits	2,460	0	2,460	0	2,460	0	2,460	10,817	13,372	20,259	22,818	16,483	15,422

Earnings before Taxes and Fixed Charges and Interest on deposits	4,538	0	4,538	0	4,538	0	4,538	18,724	20,913	29,351	31,657	24,635	21,334
Ratio of Earnings to Fixed Charges	1.44	0.00	1.44	0.00	1.44	0.00	1.44	1.36	1.19	1.18	1.14	1.21	1.16

Consolidated Ratio of Earnings to Fixed Charges calculated under Dutch GAAP

	YTD 2003	2003-q4	YTD 2003	2003-q3	YTD 2003	2003-q2	2003-q1	2002	2001	2000	1999	1998
(in Euro millions except ratios)
Excluding Interest on deposits
Operating before taxes	4,918	1,201	3,717	1,327	2,390	1,311	1,079	3,388	4,428	3,825	4,250	2,898
Add: Fixed Charges	2,989	757	2,232	639	1,593	786	807	4,153	4,664	5,014	3,902	3,014

Earnings before Taxes and Fixed Charges	7,907	1,958	5,949	1,966	3,983	2,097	1,886	7,541	9,092	8,839	8,152	5,912
Fixed Charges	2,989	757	2,232	639	1,593	786	807	4,153	4,664	5,014	3,902	3,014
Ratio of Earnings to Fixed Charges	2.65	2.59	2.67	3.08	2.50	2.67	2.34	1.82	1.95	1.76	2.09	1.96

Including Interest on deposits
Fixed Charges as above	2,989	757	2,232	639	1,593	786	807	4,153	4,664	5,014	3,902	3,014
Add: Interest on deposits	10,817	2,455	8,362	2,824	5,538	2,740	2,798	13,372	20,259	22,818	16,483	15,422

Total Fixed Charges and Interest on deposits	13,806	3,212	10,594	3,463	7,131	3,526	3,605	17,525	24,923	27,832	20,385	18,436
Earnings before Taxes and Fixed Charges	7,907	1,958	5,949	1,966	3,983	2,097	1,886	7,541	9,092	8,839	8,152	5,912
Add: Interest on deposits	10,817	2,455	8,362	2,824	5,538	2,740	2,798	13,372	20,259	22,818	16,483	15,422

Earnings before Taxes and Fixed Charges and Interest on deposits	18,724	4,413	14,311	4,790	9,521	4,837	4,684	20,913	29,351	31,657	24,635	21,334
Ratio of Earnings to Fixed Charges	1.36	1.37	1.35	1.38	1.34	1.37	1.30	1.19	1.18	1.14	1.21	1.16

2003 cumulative

	jan	feb	mar	apr	may	jun	jul	aug	sep
received			3,866	5,326	6,273	7,534	8,778	10,041	10,935
paid			4,165	5,504	6,649	7,789	8,645	10,051	11,450
net			(299)	(178)	(376)	(255)	133	(10)	(515)

2002 monthly

	jan	feb	mar	apr	may	jun	jul	aug	sep
received	2,002	1,771	1,798	1,708	2,368	1,452	1,632	1,607	1,599	1,564	1,514	1,246	20,261
paid	2,209	1,767	1,937	1,820	2,528	1,603	1,869	1,552	1,844	1,692	1,661	1,207	21,689
net	(207)	4	(139)	(112)	(160)	(151)	(237)	55	(245)	(128)	(147)	39	(1,428)
2002 cumulative
received	2,002	3,773	5,571	7,279	9,647	11,099	12,731	14,338	15,937	17,501	19,015	20,261
paid	2,209	3,976	5,913	7,733	10,261	11,864	13,733	15,285	17,129	18,821	20,482	21,689
net	(207)	(203)	(342)	(454)	(614)	(765)	(1,002)	(947)	(1,192)	(1,320)	(1,467)	(1,428)

Consolidated Ratio of Earnings to Fixed Charges calculated under Dutch GAAP

2003-q3
(in Euro millions except ratios)
Excluding Interest on deposits
Operating before taxes	1,327
Add: Fixed Charges	289

Earnings before Taxes and Fixed Charges	1,616
Fixed Charges	289
Ratio of Earnings to Fixed Charges	5.59

Including Interest on deposits
Fixed Charges as above	289
Add: Interest on deposits	2,824

Total Fixed Charges and Interest on deposits	3,113
Earnings before Taxes and Fixed Charges	1,616
Add: Interest on deposits	2,824

Earnings before Taxes and Fixed Charges and Interest on deposits	4,440
Ratio of Earnings to Fixed Charges	1.43

                                                                                                ------------------------------------------------
                                                           2003 sep cum Q3 2003 Q2 2003 Q1 2003 ave Q 2002 ave Q 2001 ave Q 2000 ave Q 1999 ave Q 1998
                                                                                                ------------------------------------------------

 1052201 debt securities                                       (1,707)   (569)  (569)   (569)
 1059901 interest expenses: sundries                             (208)    (69)   (69)    (69)
 1059801 interest expenses: operational losses                     (3)     (1)    (1)     (1)
 1059820 other derivatives                                        (62)    (21)   (21)    (21)
 1059810 NI inc/exp accr IRS Xccy IRS H                            98      33     33      33
                                                           ----------------------------------
 9 months September 2003 cumulative                            (1,882)   (627)  (627)   (627)
                                                           ----------------------------------
 Q1 + Q2                                                       (1,593)
 Q3                                                              (289)

 Fixed charges AA                                                        (639)  (786)   (807)  (1,038)   (1,166)   (1,254)    (976)     (754)

 interest expense sundry

 interest expense sundry North America WCS 8301421                (79)    (24)   (45)    (10)    (172)     (228)
 normalisation factor (estimate)                                    -
 interest expense sundry North America restated/normalised        (79)    (24)   (45)    (10)    (172)     (228)

 interest expense sundry Brazil                                   223     318    (39)    (55)      48        (7)

normalisation factor (estimate)                                  (350)   (350)
interest expense sundry Brazil restated/normalised               (127)    (32)   (39)    (55)      48        (7)

 Fixed charges excl. interest expense Brazil                             (957)  (747)   (752)  (1,086)   (1,159)

 Fixed charges AA restated                                     (2,582)   (989)  (786)   (807)  (1,038)   (1,166)   (1,254)    (976)     (754)
 operating profit before taxes                                  3,717   1,327  1,311   1,079      847     1,107       956    1,063       725
 operating profit before taxes + added back fixed charges       6,299   2,316  2,097   1,886    1,885     2,273     2,210    2,038     1,478
 ratio earnings to fixed charges                                 2.44    2.34   2.67    2.34     1.82      1.95      1.76     2.09      1.96

 line 1059901 Brazil 8707649 (2001) / sum 8707641 + 8707642  Q1                    (55,132) (49,811)   40,708
                                                             Q2                    (39,275)        134,849    17,747
                                                             Q3            317,832                 206,456    86,039
                                                             Q4                                    (98,869) (173,286)
                                                                                     ---------------------------
                                                                                     (55,132) 192,625   (28,792)
                                                                                     ---------------------------

 line 1059901 Brazil 8707642                            Q1                           (13,782)   2,996
                                                        Q2                                   (279,992)
                                                        Q3                                   (102,517)
                                                        Q4                                    (65,543)
                                                                                             ---------
                                                                                             (445,056)
                                                                                             ---------

 line 1059901 Brazil 8707641                            Q1                           (41,350) (52,807)
                                                        Q2                                    414,841
                                                        Q3                                    308,973
                                                        Q4                                    (33,326)
                                                                                             --------
                                                                                              637,681
                                                                                             ---------

Item 3

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on internet: www.abnamro.com

Amsterdam, 28 April 2004

ABN AMRO announces further details regarding cancellation of preference shares

During the informative meeting of holders of depositary receipts of preference shares in ABN AMRO Holding N.V., which took place on 19 April 2004, the vast majority of the depositary receipt holders indicated that they support ABN AMRO’s intention to make the preference shares structure fully compliant with the Dutch Corporate Governance Code. However, a major obstacle for the institutional depositary receipt holders to approve of the cancellation of the preference shares, as proposed by ABN AMRO, is that this would lead to the loss of the fiscal participation exemption applicable to them.

For the refinancing of the cancelled preference shares, ABN AMRO will therefore issue up to the same number of non-cumulative financing preference shares in the form of depositary receipts, which will be made fully compliant with the Dutch Corporate Governance Code. These depositary receipts of preference shares will be issued with a subscription right for existing holders of (depositary receipts of) preference shares.

The proposal for cancelling the outstanding (depositary receipts of) preference shares, with a nominal value of EUR 2.24 each, on repayment of the nominal value and particularly the additional compensation of 5%, should be read in conjunction with the terms of the new preference shares.

The proposal for cancellation, as listed on the agenda and published on 2 April 2004, will be put to vote in the meeting of preference shareholders and the general meeting of shareholders, both to be held on 29 April 2004.

Subject to the cancellation of the existing preference shares and the relevant approvals to be obtained, the new (depositary receipts of) financing preference shares, with a nominal value of EUR 2.24 each will be issued on 30 September 2004 on the following terms:

Amount:	up to EUR 813 million
Annual dividend payment:	4.65%
Issue price:	at par value
Redemption options for Issuer:	- on 1 January 2011 and on every dividend date thereafter, in whole or in part; at 102% of par value
- at any time if it will be required that the voting rights on the (depositary receipts of) preference shares will be based on nominal value (as opposed to their economic value in relation to the value of the ordinary shares); at 102% of par value (plus compensation for the reinvestment loss, if any, if redemption occurs prior to 1 January 2011)

Conversion option for Issuer:	- at any time, as soon as the Dutch legislative authorities will adopt the recommendation of the Tabaksblat Committee by allowing for the voting rights of financing preference shares to be based on their economic value (as opposed to their nominal value); in which case the depositary receipts may be converted by the Issuer for an equivalent number of such financing preference shares

The depositary receipts of the preference shares will not be listed and the prospectus will be made available before 1 September 2004.

Further information:
Press Relations: +31 20 6288900
Investor Relations: +31 20 6287835

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Item 4

Amsterdam / Bangkok / Singapore, 25 April 2004

ABN AMRO selects United Overseas Bank for its 80.77% stake in Bank of Asia

ABN AMRO announced today that it has selected United Overseas Bank’s bid for its 80.77% stake in Bank of Asia Public Company Limited. ABN AMRO and UOB have signed an exclusivity agreement to negotiate, finalize and execute the sale and purchase agreement as soon as possible. Parties will refrain from comment during the further negotiations.

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Press contacts:
Asia Pacific: Charles Skeeles	+ 852 6199 9876 (mobile),
+ 65 6231 8329 (SG office)
Amsterdam: +31 20 6288900

Notes to Editors

Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 560 bn (as of 31 December 2003). It has over 3,000 branches in more than 60 countries and territories, and has a staff of over 110,000 full-time equivalents worldwide. ABN AMRO is listed on the Euronext, London and New York stock exchanges.

ABN AMRO operates through three Strategic Business Units, each responsible for managing a distinct client segment. Wholesale Clients provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide. Consumer & Commercial Clients focuses on retail and SME clients in three home markets – the Netherlands, the US Midwest and Brazil and in a number of selected growth markets. Private Clients & Asset Management provides private banking services to wealthy clients and investment products to financial intermediaries and institutional clients.

ABN AMRO's Wholesale Clients Strategic Business Unit provides integrated corporate and investment banking solutions to over 10,000 corporate, institutional and public sector clients in about 50 countries. Its client-led approach is sector based and structured around four product groups: Financial Markets, which includes fixed income, syndicated loans, treasury, structured and project finance and risk management; Working Capital, which offers liquidity management, global payments and receivables and trade finance; Corporate Finance & Equities, providing corporate advisory as well as equity capital markets expertise and secondary market services; and Private Equity. With a global network, specialists in all major industry sectors and a broad range of products, ABN AMRO provides local and global expertise for complex cross-border deals.

More information on the group can be found at www.abnamro.com and on Wholesale Clients, at www.abnamro.com/wholesale

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP AMsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty